DSM Press Release

DSM, Investor Relations
P.O. Box 6500, 6401 JH Heerlen, The Netherlands
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E-mail: investor.rela[redacted]

DSM

26E

Heerlen/Nanjing, 20 August 2002

DSM starts joint venture to expand caprolactam business in China

DSM (the Netherlands) and Sinopec (People's Republic of China) have signed a founding agreement to start the joint venture DSM Nanjing Chemical Company (DNCC). DSM Fibre Intermediates will participate 60% in this joint venture whereas Sinopec Nanjing Chemical Industries Co. Ltd. will represent the other 40% of the shares.

"The joint venture will give DSM a manufacturing presence for caprolactam in the fast growing Chinese and Asian markets," says Dick Venderbos, President of DSM Fibre Intermediates.

Next to the focus in its Vision 2005 strategy towards specialties in life science products and performance materials, DSM also wishes to maintain its present global leadership positions in caprolactam and melamine. "The move to China confirms our belief that this market is the fastest developing caprolactam market in the world in which we will position ourselves excellently for future growth," according to Dick Venderbos.

DSM Nanjing Chemical Company

The agreement on founding the joint venture involves an initial investment from DSM of approximately USD 30 million for its 60% share. The DNCC plant has a current capacity of 60,000 metric tons caprolactam based on DSM's HPO technology and started production in 1993. DNCC will purchase a license on the most advanced HPO*plus*® technology from DSM. This technology will enable the joint venture to expand production to 140,000 TPA in the years to come.

Caprolactam market

Worldwide caprolactam demand is expected to grow at a rate of about 3% on average. Total consumption worldwide was about 3.5 million tonnes in 2001. Asia is the largest market for caprolactam and is a major importer. China is a large consumer of caprolactam (460,000 tons in 2001) and with a growth rate of about 7% also the fastest growing market.

The move to China will allow DSM to supply the fast growing Chinese market from local production while continuing to supply other Asian customers and regional alliances from existing production. Ultimately, this will give DSM more attractive supply logistics for its customers in all regions.

Caprolactam is almost exclusively used as a raw material for the production of Nylon-6 (also called polyamide-6) fibres and plastics. Nylon-6 is a versatile material that is used in textiles, carpets and industrial (tyre cord, ropes, nets) yarns and as an engineering plastic in e.g. the electrics & electronics and automotive industries. Nylon is the second largest synthetic fibre (13% of total market) and the largest engineering plastic resin (37%) worldwide.

DSM
DSM is active worldwide in life science products, performance materials and industrial chemicals. The group has annual sales of close to EUR 6 billion and employs about 20,000 people at more than 200 sites across the world. DSM ranks among the global leaders in many of its fields. The company's strategic aim is to grow its sales – partly through acquisitions – to a level of approx. EUR 10 billion by 2005. By that time at least 80% of sales should be generated by specialties, i.e. advanced chemical and biotechnological products for the life science industry and performance materials. This strategy represents a continuation of the company's ongoing transformation and concentration on global leadership positions in high-added-value activities characterized by high growth and more stable profit levels.

DSM Fibre Intermediates
DSM Fibre Intermediates produces raw materials for synthetic fibres and plastics. Its most important product is caprolactam, the raw material for Nylon-6. DSM Fibre Intermediates has caprolactam plants in the Netherlands and the USA, with a total capacity of 500,000 TPA. Its share of the global caprolactam market and its leading technology position make it the world's largest merchant supplier of caprolactam.

Sinopec
Sinopec is an integrated energy and chemical company with oil exploration, oil refinery, chemical production and sales of its products. The group has annual sales around RMB 300 billion (EUR 36 billion) and employs about 440,000 people. Sinopec is a state owned company and its business is in a leading position in China. It has also significant influence to the international petrochemical industry. In terms of turnover, it is positioned 86 among the world's 500 largest companies. After entering into WTO, Sinopec will further join the world economic structure and face new development opportunities. It will concentrate on its core business and improve the quality of its assets. It will enhance technical development and advanced management including strict financial control. It will become a world-class competitive enterprise.

Sinopec Nanjing Chemical Industries is manufacturer of caprolactam, fertilizers, catalysts, soda ash and machinery for the chemical industry. The caprolactam business is organized in the Nanjing Oriental Chemical Industry unit, which was founded in 1988 with Sinopec Nanjing Chemical Industries as its main shareholder. Nanjing Oriental takes a 38% share of Chinese caprolactam capacity. The company has produced caprolactam since 1993 on the basis of DSM/Stamicarbon's HPO technology.